NEWS RELEASE

EMX Royalty Announces Filing of Annual Report on Form 20-F

Vancouver, British Columbia, April 4, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (“EMX”) announces that it has filed its 2017 annual report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”). EMX’s Form 20-F is available for viewing on the Company's website at www.EMXRoyalty.com under the heading “Investors” and on the SEC’s website at www.sec.gov. In addition, shareholders may receive a printed copy of the Company’s complete audited financial statements, or its complete Form 20-F including audited financial statements, free of charge, upon request to the Corporate Secretary at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com